FIFTH AMENDMENT

to the

MOOG INC. RETIREMENT SAVINGS PLAN

(Restatement Effective October 1, 2016)

WHEREAS, pursuant to Section 10.1 of the Moog Inc. Retirement Savings Plan (the "Plan"), Moog Inc. (the "Corporation") reserved the right to amend the Plan; and

WHEREAS, the Corporation wishes to make certain Plan amendments needed in connection with a merger of the "frozen" CSA Engineering, Inc. 401(k) Savings & Profit Sharing Plan into the Plan, and to allow for participation in the Plan's Retirement Contribution feature by employees of the Corporation's Flo-Tork division who previously were members of a collective bargaining unit that was decertified as of October 31, 2018.

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Effective November 1, 2018, Section 3.18(c)(1) is hereby amended by adding the following new paragraph (v) at the end thereof:

(v) Ceased to be a Flo-Tork Bargaining Unit Employee and therefore ceased accruing benefits under the Moog ERP, in which case the Eligible Participant will be a Qualified Participant for periods after the Eligible Participant ceased to be a Flo-Tork Bargaining Unit Employee.

2. Effective May 1, 2019, Section 10.3 is hereby amended by adding the following new subsection (p) at the end thereof:

(p) <u>Transfer of Assets and Liabilities from the CSA Plan</u>. Effective May 1, 2019, the Plan had transferred to it the assets allocated to the CSA Plan Accounts and the corresponding liabilities with respect to the CSA Plan Participants. As a result of and subsequent to the transfer, the assets allocated to the CSA Plan Accounts and the corresponding liabilities, subject to the provisions of Article 19, have been allocated and generally are subject to the terms and conditions of this Plan. Nothing contained herein may reduce the amount of any CSA Plan Participant's benefit under the CSA Plan or impermissibly eliminate an optional form of benefit with respect to benefits attributable to service before the transfer. For purposes of the Plan, (i) "CSA Plan" means the CSA Engineering, Inc. 401(k) Savings & Profit Sharing Plan, (ii) "CSA Plan Participants" means a Participant whose accounts under the CSA Plan were transferred to the Plan, and (iii) "CSA Plan Accounts" means the accounts transferred from the CSA Plan that were maintained for the CSA Plan Participants.

3. Effective May 1, 2019, Article 19 is hereby amended by adding the following new Section 19.6 at the end thereof:

Section 19.6 Merger With CSA Plan.

(a) Prior Match Account. With respect to the transfer of CSA Plan assets and liabilities described in Section 10.3(p), a CSA Plan Participant's employer matching contributions (as described in paragraph 28 of the CSA Plan adoption agreement) that were allocated to the CSA Plan Participant's account under the CSA Plan will be allocated to, and held and invested in, a Prior Match Account established and maintained for the CSA Plan Participant under this Plan. A CSA Plan Participant's Prior Match Account will be subject to the following terms and conditions:

(1) **Vesting.** A CSA Plan Participant, at all times, will have a 100% nonforfeitable right to the amounts allocated to and held in his or her Prior Match Account.

(2) **Distributions and Withdrawals.** Amounts allocated to a CSA Plan Participant's Prior Match Account generally will be subject to the distribution and withdrawal rules set forth in Article 5. Notwithstanding the foregoing, the following special distribution and withdrawal rules will apply to a CSA Plan Participant's Prior Plan Match Account:

(i) A CSA Plan Participant who has attained age 21 (59½ in the case of amounts attributable to safe harbor matching contributions described in paragraph 27(B)(c) of the CSA Plan adoption agreement), has been a Participant under the Plan (including participation in the CSA Plan) for at least five years, and has not yet had a Severance from Employment, may request and receive a distribution of the portion of his or her Prior Plan Match Account that have accumulated over a period of at least 2 years. The minimum amount of the distribution must be the lesser of $500 or the remaining balance of the CSA Plan Participant's Prior Plan Match Account.

(ii) A CSA Plan Participant may not receive a hardship distribution of any amounts allocated to his or her Prior Plan Match Account.

(b) Prior Profit Sharing Account. With respect to the transfer of CSA Plan assets and liabilities described in Section 10.3(p), a CSA Plan Participant's employer profit sharing contributions (as described in paragraph 29 of the CSA Plan adoption agreement) that were allocated to the CSA Plan Participant's account under the CSA Plan will be allocated to, and held and invested in, a Prior Profit Sharing Account established and maintained for the

CSA Plan Participant under this Plan. A CSA Plan Participant's Prior Profit Sharing Account will be subject to the following terms and conditions:

(1) **Vesting.** A CSA Plan Participant, at all times, will have a 100% nonforfeitable right to the amounts allocated to and held in his or her Prior Profit Sharing Account.

(2) **Distributions and Withdrawals.** Amounts allocated to a CSA Plan Participant's Prior Profit Sharing Account generally will be subject to the distribution and withdrawal rules set forth in Article 5. Notwithstanding the foregoing, the following special distribution and withdrawal rules will apply to a CSA Plan Participant's Prior Plan Profit Sharing Account:

(i) A CSA Plan Participant who has attained age 21, has been a Participant under the Plan (including participation in the CSA Plan) for at least five years, and has not yet had a Severance from Employment, may request and receive a distribution of a portion of his or her Prior Plan Profit Sharing Account that have accumulated over a period of at least 2 years. The minimum amount of the distribution must be the lesser of $500 or the remaining balance of the CSA Plan Participant's Prior Plan Profit Sharing Account.

(ii) A CSA Plan Participant may not receive a hardship distribution of any amounts allocated to his or her Prior Plan Profit Sharing Account.

(iii) For purposes of administering the Plan loan provisions of Section 5.14, a CSA Plan Participant's Prior Profit Sharing Account will not be available as a source for a Plan loan made to a CSA Plan Participant.

(c) Distribution on Account of Disability. In the event of a CSA Plan Participant's Disability, his or her vested interest in the Plan attributable to his or her CSA Plan Accounts will be distributable and may be distributed in accordance with the provisions of Article 5 without regard to whether the CSA Plan Participant has had a Severance from Employment.

(d) Elimination of Form of Distribution. To the extent a CSA Plan Participant was entitled to receive payment of his or her CSA Plan Accounts in the form of an annuity as described in paragraph 34(f) of the CSA Plan adoption agreement, the ability of a CSA Plan Participant to receive any such payment in the form of an will be eliminated, effective for annuity starting dates after May 1, 2019, as permitted by Treasury Regulations Section 1.411(d)-4, Q&A-2(e). Notwithstanding the foregoing, to the extent that any assets held in CSA Plan Accounts are attributable to transferred pension assets, annuities would be the

normal form of distribution for those CSA Plan Account balances and the joint and survivor rules of Code Sections 401(a)(11) and 417 would apply.

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To the extent that any provisions of this Amendment are inconsistent with existing Plan provisions, this Amendment will supersede the Plan. In all other respects, the Plan remains unchanged.

Dated: 3/6/2019

MOOG INC.

By: [signature]

031407.00096 Business 18015675v3